Exhibit 99.13
Notice to ASX/LSE

Shareholdings of persons discharging managerial responsibility (PDMR)

24 March 2020

Rio Tinto plc notifies the London Stock Exchange (LSE) of PDMR interests in securities of Rio Tinto plc, in compliance with the EU Market Abuse Regulation. As part of its dual listed company structure, Rio Tinto voluntarily notifies the Australian Securities Exchange (ASX) of material dealings in Rio Tinto plc shares by PDMR and both ASX and the London Stock Exchange (LSE) of material dealings by PDMR in Rio Tinto Limited securities.
 On 20 March 2020, the following non-executive director purchased shares as follows:

Security	Name of PDMR	Number of shares acquired	Price per shareAUD$
Rio Tinto Limited shares	Megan Clark	600	82.955

 On 23 March 2020, the following non-executive director purchased shares as follows:

Security	Name of PDMR	Number of shares acquired	Price per shareGDP
Rio Tinto plc shares	Simon Henry	500	31.5520

LEI: 213800YOEO5OQ72G2R82
Classification: 3.1. Information disclosed under article 19 of the Market Abuse Regulation.

This announcement is authorised for release to the market by Rio Tinto's Group Company Secretary.

Steve Allen Group Company Secretary	Tim Paine Joint Company Secretary
Rio Tinto plc 6 St James's Square London SW1Y 4AD United Kingdom T +44 20 7781 2058 Registered in England No. 719885	Rio Tinto Limited Level 7, 360 Collins Street Melbourne 3000 Australia T +61 3 9283 3333 Registered in Australia ABN 96 004 458 404